Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

Albertsons Companies and Rite Aid to Create a Food, WHO WE ARE TODAY Health, and Wellness Leader (1) ABOUT THE COMBINED COMPANY(3) Headquarters and Leadership ƒ Dual headquartered in Boise, ID, and Camp Hill, PA ƒ Current Rite Aid Chairman and Chief Executive Officer John Standley will become the Chief Executive Officer ƒ Current Albertsons Companies Chairman and Chief Executive Officer Bob Miller will serve as Chairman Rite Aid location Albertsons Companies location # Total pharmacy count(4) # Grocery regional rank(5) Food, Health, and Wellness Leader ƒ $83 billion revenue(6) ƒ 4,892 stores and 4,345 pharmacies ƒ Ability to drive traffic across companies ƒ Personalized connections with customers through real-time marketing ƒ Comprehensive specialty and clinical support offerings ƒ 40+ million customers per week and 323 million prescriptions filled per year ƒ Convenient formats and locations We will create strong local networks in attractive geographies ƒ 2,323 stores in 35 states ƒ 102 million prescriptions(2) per year (1,776 in-store pharmacies) ƒ Ranked #1 or #2 in 66% of 122 MSAs ƒ $60 billion in sales ƒ $11 billion in Own Brands sales ƒ 34 million customers per week ƒ Approx. 280,000 employees ƒ 2,569 stores in 19 states ƒ 221 million prescriptions per year(2) ƒ Full service pharmacy benefit manager, EnvisionRxOptions, with ~22 million lives covered across all business ƒ $16 billion in retail pharmacy and $6 billion in EnvisionRx sales ƒ Wellness+ loyalty program (12 million members) ƒ 7 million customers per week ƒ Approx. 50,000 employees

OUR VISION FOR THE FUTURE Our combined company will become a truly differentiated leader in delivering choice, convenience, and value to meet our customers’ evolving food, health, and wellness needs. It will also provide customers with the flexibility and convenience to shop when, where, and how they want. Albertsons Companies customers will have access to a full suite of health and wellness products and services, including more pharmacy offerings and in-store RediClinics in larger format Albertsons Companies stores as well as Rite Aid stores. Rite Aid customers will have access to Albertsons Companies’ Own Brands, fresh offerings, and meal kit offerings. The transaction is expected to close early in the second half of calendar year 2018. Forward-looking statements Certain statements contained herein are “forward-looking statements” within the meaning of applicable securities laws and regulations. These forward-looking statements can generally be identified by the use of words such as “anticipate,” “expect,” “believe,” “could,” “estimate,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will,” “would,” and similar words, phrases or expressions and variations or negatives of these words, although not all forward-looking statements contain these identifying words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding the estimated or anticipated future results of Albertsons Companies, Inc. (“Albertsons”) and Rite Aid Corporation (“Rite Aid”) prior to the proposed merger and the combined company following the proposed merger, the anticipated benefits of the proposed merger, including any and all integration plans, estimated synergies, guidance, deleveraging goals, the expected management and governance of the combined company, the expected timing of completion of the proposed merger and related transactions and other statements that are not historical facts. These statements are based on the current expectations of Albertsons and Rite Aid management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties regarding the combined company’s business and the proposed merger and actual results may differ materially. These risks and uncertainties include, but are not limited to: (i) the ability of the parties to successfully complete the proposed merger on anticipated terms and timing, including obtaining required shareholder and regulatory approvals and the satisfaction of other conditions to the completion of the proposed merger, (ii) access to significant debt financing for the proposed merger on a timely basis and on reasonable terms and the impact such significant additional debt may have on our ability to operate the combined business following the proposed merger, (iii) risks relating to the integration of Albertsons and Rite Aid operations, products and employees into the combined company and the possibility that the anticipated synergies and other benefits of the proposed merger will not be realized in whole or in part or will not be realized within the expected timeframe and (iv) risks relating to the businesses of Albertsons and Rite Aid and the industries in which they operate, including the risk that there may be a material adverse change of Rite Aid or Albertsons, (v) risks relating to the business of the combined company and the industries in which it will operate following the proposed merger and (vi) the risk that the proposed transaction could have adverse effects on the market price of Rite Aid common stock and the risk that the proposed transaction could have an adverse impact on the ability of Rite Aid and Albertsons to retain customers, hire key personnel and maintain relationships with their customers and suppliers. These risks and uncertainties, as well as other risks and uncertainties, will be more fully discussed in a proxy statement/prospectus that will be filed by Rite Aid and Albertsons with the Securities and Exchange Commission (the "SEC") in connection with the proposed merger. A further list and description of risks and uncertainties is found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ending March 4, 2107, Albertsons Companies, LLC’s registration statement on Form S-4 filed with the SEC on June 28, 2017 and Albertsons Companies, LLC’s Quarterly Reports on Form 10-Q filed with the SEC on August 1, 2017, October 23, 2017 and January 1, 2018. While the list of factors presented here is, and the list of factors to be presented in the proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Any forward-looking statement made herein speaks only as of the date of this document. Neither Albertsons nor Rite Aid is under any obligation to, and each expressly disclaims any obligation to, update or alter any forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by applicable laws or regulations. Important additional information In connection with the proposed strategic combination involving Rite Aid and Albertsons, Rite Aid and Albertsons intend to file relevant materials with the SEC, including that Albertsons will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid stockholders. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN. Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on Albertsons’ website at www.albertsonscompanies.com. Except as otherwise described herein, all information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on February 8, 2018. Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons will be set forth in the Form S-4. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Note: Financial figures reflect LTM Q3’17 ended December 2, 2017 and statistics are as of Q3’17 ended December 2, 2017. (1) Rite Aid information is Pro Forma for its store divestitures to WBA. This merger will not impact Rite Aid’s obligation under its asset purchase agreement with WBA. (2) Rite Aid information is based on 30-day equivalent. (3) Ranked by store count. (4) Pharmacy share (green circle) based on number of stores vs. competitors in a given state. (5) Grocery regional ranks (blue circle) based on Nielsen Food Channel analysis data (excluding mass) for calendar Q3’17 across Albertsons’ operating divisions. (6) Represents Pro Forma management estimate / guidance for FY’18. Our world-class omni-channel platform will meet our customers where, when and how they want to shop Own Brands